K Wave Media Ltd.
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

September 30, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Rebekah Reed
Erin Jaskot

RE:	K Wave Media Ltd.
Amendment No. 6 to Registration Statement on Form F-4
Filed September 26, 2024
Amendment No. 7 to Registration Statement on Form F-4
Filed September 27, 2024
File No. 333-278221

Dear Ms. Reed and Mr. Jaskot:

On behalf of K Wave Media Ltd. (“K Wave” or the “Company”), we are responding to the letter from the staff of the Division of Corporation Finance Office of Trade & Services (the “Staff”) dated September 26, 2024 (the “Comment Letter”) regarding K Wave’s Amendment No. 6 to Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2024 and Amendment No. 7 to Registration Statement on Form F-4 filed with the SEC on September 27, 2024 (the “Registration Statements”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 8 to the Registration Statement on Form F-4 (“Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Amended Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amended Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

For ease of reference, the text of the Division of Corporation Finance Office of Trade & Services’ comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 7 to Registration Statement on Form F-4 filed September 27, 2024

Questions and Answers About the Business Combination and the Special Meeting

Do any of Global Star’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 7

1.	We note your revised disclosure showing Ted Kim’s ownership percentage of K Enter decreased from 21.3% as disclosed in Amendment No. 5 filed September 13, 2024 to 9.9%. Please tell us the facts and circumstances that decreased his ownership. In so doing, address whether any of his ownership was surrendered or otherwise involved with the Share Subscription Agreement with GF Korea Inc. Please also explain any other material changes in ownership of K Enter held by the individuals identified in this section.

Response: The Company respectfully acknowledges the Staff’s comment and initially notes that the disclosure on page 7 of Amendment No. 5 to the Form F-4, filed September 13, 2024 (“Amendment No. 5”), disclosing that Ted Kim’s ownership percentage of K Enter was 21.3% was erroneous on a temporal basis and reflected Mr. Kim’s owner percentage of K Enter as of April 2024, without including the dilution of the resulting from (1) K Enter’s issuance of common stock in connection with the acquisition of the Six Korean Entities and (2) K Enter’s issuance of common stock in connection with the mandatory conversion of K Enter’s Series A and Series A-1 Preferred Stock immediately preceding the closing of the Business Combination. Specifically, Amendment No. 5 states: “Also, Ted Kim, the manager of the Sponsor and a co-founder and director of K Enter, owns 21.3% of the shares of common stock of K Enter through his ownership and control of Global Fund LLC, which owns 12,000 shares, and Lodestar USA, Inc., which owns 8,166 shares.” (emphasis supplied). We note the disclosure contained on page 7 of Amendment No. 7 to the Form F-4, filed September 27, 2024 (“Amendment No. 7”) discloses Mr. Kim’s ownership percentage as of “prior to the closing of the Business Combination.” Amendment No. 7 specifically states that: “Also, Ted Kim, the manager of the Sponsor and a co-founder and director of K Enter, owns 19,564 shares or 9.9% of the shares of common stock of K Enter prior to the closing of the Business Commination through his ownership and control of Global Fund LLC, which owns 12,000 shares, and Lodestar USA, Inc., which owns 7,564 shares.” (emphasis supplied). We have revised the language on page 7 of the Amended Registration Statement and elsewhere, to clarify that Mr. Kim’s beneficial ownership of K Enter immediately prior to the Business Combination will be 19,564 shares or 9.9% of the shares of common stock of K Enter.

None of Mr. Kim’s shares of K Enter were surrendered, forfeited otherwise involved in the Share Subscription Agreement with GF Korea. There are no material changes in ownership of K Enter held by the other individuals identified in this section on page 7 of Amendment No. 5. See pages 7, 32, 75, 126 and 136 of the Amended Registration Statement.

Will I experience dilution as a result of the Business Combination?, page 10

2.	Please confirm whether and how the 1,488,119 PubCo shares to be received by GF Korea in exchange for the 4,997 K Enter shares that either have been or will be issued to GF Korea are depicted in the tabular disclosure of PubCo ownership following the business combination. If such PubCo shares are not included within the 59,000,000 rollover equity shares shown as held by K Enter stockholders, please explain why not and whether they should be included as an additional source of potential dilution. In this regard, we note that footnote (E) at page 175 describes an adjustment to the unaudited pro forma financial information as “the exchange of outstanding New K Enter shares into 59,000,000 PubCo Ordinary Shares, excluding the 1,488,119 shares being used to satisfy K Enter transaction expenses…”

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes that the 1,488,119 PubCo shares to be received by GF Korea in exchange for the 4,997 K Enter shares are depicted as part of the 59,000,000 rollover equity shares shown as held by K Enter stockholders and should not be included as an additional source of potential dilution. We have presented the issuance of the 1,488,119 PubCo shares in adjustment D where we present the issuance of the shares in satisfaction of transaction expenses at the consummation of the business combination. Adjustment E is presenting the issuance of the remaining 57,511,881 shares of PubCo stock. We have revised the description for adjustment E to revise to the 57,511,881 remaining shares to be issued. We have also revised the footnote on the table pages 11, 12, 255, 265, 275 and 278 in the Amended Registration Statement to indicate that the GF Korea shares are part of the 59,000,000 shares attributed to the K Enter stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Subsequent Event, page 216

3.	With regard to the Share Subscription Agreement with GF Korea Inc. (“GF”), please:

●	discuss the business reason for K Enter entering into the agreement;

●	explain your rationale for providing more consideration value represented by the 4,997 shares of K Enter common stock issued than the amount of the debt assumed by GF;

●	explain the basis for converting the 4,997 shares issued by K Enter into 1,488,119 shares of PubCo ordinary shares and specifically state in your disclosure how this conversion ratio compares to the conversion ratio in the overall merger transaction;

●	discuss if there are any consequences to you in the event GF does not sell the shares issued to it and/or does not repay the associated debt assumed.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at page 217 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 256

4.	Please explain to us why the effects of the issuance of the 4,997 of K Enter common stock to GF Korea Inc. pursuant to the Share Subscription Agreement do not appear to be reflected in the combined balance sheet and statement of operations for New K Enter.

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes that all of the transaction expenses to be incurred and recorded at the closing of the Business Combination are being reflected in the pro forma at the K Wave level as well as the issuance of the merger consideration shares. The issuance of the shares to GF Korea was reflected at the K Wave level since the issuance of such shares are for the transfer of certain transaction expenses recorded at the K Wave level to GF Korea.

5.	Please explain to us and disclose how the 1,488,119 shares of PubCo ordinary shares into which the 4,997 shares of K Enter common stock are converted are reflected in the pro forma total number of shares outstanding, weighted average number of shares outstanding and earnings/loss per share amounts presented here and wherever such amounts are presented in the filing.

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes that the 1,488,119 shares of PubCo ordinary shares are reflected as being issued in pro forma adjustment D and pro forma Adjustment E description was revised to reflect the issuance of 57,511,881 of PubCo ordinary shares. These two entries add up to the total amount of 59,000,000 PubCo ordinary shares. The footnote on the share tables have been revised to state that the 1,488,119 shares issued to GF Korea are included in the 59,000,000 K Enter shares presented in the table. See pages 11, 12, 255, 265 and 278 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Statement of Operations for K Wave, page 259

6.	Please explain what footnote (7) attached to the pro forma weighted average number of shares outstanding – basic and diluted for scenario 1 and scenario 2 amounts represents.

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes that the reference of footnote (7) attached to the pro forma weighted average number of shares outstanding – basic and diluted for scenario 1 and scenario 2 has been revised to footnote (4) which is referenced on page 259 under the Unaudited Pro Forma Condensed Combined Statement of Operations for K Wave. Footnote (4) refers the reader to Note 7 – “Net Loss per Share.” See page 259 of the Amended Registration Statement.

Financial Statements of K Enter Holdings Inc.

For the Interim Period Ended June 30, 2024

Notes to Condensed Financial Statements (Unaudited)

Note 14. Subsequent Events, page F-98

7.	Please update this note to disclose the pertinent details of the Share Subscription Agreement with GF Korea Inc., including the number of K Enter common stock issued, number of PubCo ordinary shares into which the K Enter shares have been converted and 60 day re-sale provision for the PubCo ordinary shares.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at page F-98 of the Amended Registration Statement.

Item 21. Exhibits and Financial Statement Schedules, page II-2

8.	The legal opinion filed as Exhibit 5.1 speaks to 64,185,053 “Class A ordinary shares” of K Wave Media Ltd, but it appears from disclosure throughout the registration statement that Pubco has only authorized ordinary shares and preference shares. Please revise for consistency and accuracy in the class of registered securities being opined upon.

Response: The Company respectfully acknowledges the Staff’s comment and the legal opinion has been revised to correctly reference the 64,185,053 ordinary shares. See Exhibit 5.1 to the Amended Registration Statement.

9.	You state in Exhibit 10.58 that “Annex 1” sets forth the debt that GF is to pay but we did not locate this document. Please revise to include this “Annex 1” or tell us where we can find this document.

Response: The Company respectfully acknowledges the Staff’s comment and the Company has added Annex 1 to Exhibit 10.58. See Exhibit 10.58 to the Amended Registration Statement.

General

10.	Please confirm whether the 4,997 K Enter shares contemplated by the Share Subscription Agreement filed as Exhibit 10.58 have already been issued to GF Korea, as we note that Article 5 defines the closing date, on which “KEF shall issue GF the New Shares,” as “[September 25], 2024 or the date agreed upon by the Parties.” Please also tell us whether the exchange of 4,997 K Enter shares for Pubco shares is being registered on this Form F-4. To the extent that the exchange of the 4,997 K Enter shares for Pubco shares is not being registered on this Form F-4, please indicate the exemption from registration that GF Korea will rely upon in selling these shares shortly after effectiveness of the registration statement, as contemplated by the Share Subscription Agreement. The Agreement indicates that GF Korea will sell the shares within 60 days following the “Listing Date,” which is defined as the date on which KEH’s registration statement becomes effective, resulting in KEH’s common stock commencing trading on NASDAQ. Please explain which date will commence the 60-day selling period, as we note that as currently structured, the PubCo shares will not begin trading at the time of effectiveness.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the 4,997 K Enter shares were issued to GF Korea on September 25, 2024. These shares are being registered pursuant to this registration statement on F-4 as part of the Merger Consideration. Pursuant to K Enter’s agreement with GF Korea, GF Korea will seek to sell the shares within sixty (60) days after listing on the Nasdaq Stock Market; however, if any lock-up period is imposed by applicable law, GF Korea will sell the ordinary shares within sixty (60) days after the expiration of such lock-up period. The Company acknowledges that GF Korea may be considered an underwriter within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and that the PubCo ordinary shares to be received by GF Korea will not be freely tradeable upon closing of the Business Combination. The Company intends to file a resale registration statement with respect to the 1,488,119 PubCo ordinary shares into which GF Korea’s 4,997 shares of K Enter will be converted following the closing of the Business Combination because GF Korea may be considered to be an underwriter within the meaning of Section 2(11) of the Securities Act.

Please call Daniel Nunn of Nelson Mullins Riley & Scarborough LLP at (904) 665-3601 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Thank you.

Very truly yours,

/s/ Anthony Ang
Name:	Anthony Ang
Title:	Chairman

Enclosures

cc:	Mr. Tan Chin Hwee Executive Chairman and Interim Chief Executive Officer K Enter Holdings, Inc.

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